SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Amendment No. 14

INTEGRAL SYSTEMS, INC.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
45810H107

(CUSIP Number)
Fursa Alternative Strategies LLC
444 Merrick Road, 1st Floor
Lynbrook NY 11563
(646) 205-6200

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
February 29, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45810H107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Fursa Alternative Strategies LLC I.R.S. No.: 13-4050836

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (See Instructions)

	IA

Introduction:
Fursa Alternative Strategies LLC, a registered investment advisor (the “Reporting Person”), is filing this Amendment No. 14 to Schedule 13D relating to Integral Systems, Inc. (the “Issuer”) to disclose that it entered into a Stock Purchase Agreement with the Issuer pursuant to which it has sold all of the shares of the Issuer’s Common Stock over which it exercised beneficial ownership at a purchase price of $22.00 per share. The information set forth above does not purport to be complete and is qualified in its entirety by reference to the full text of the Stock Purchase Agreement, which is filed as Exhibit A to this Amendment No. 14 to Schedule 13D and is incorporated herein by reference.
Item 4. Purpose of Transaction
The discussion under the heading “Introduction” above and the full text of the Stock Purchase Agreement, filed as Exhibit A to this Amendment No. 14 to Schedule 13D, are incorporated herein by reference.
Item 5. Interest in Securities of the Issuer
(a)	Upon the completion of the sale to the Issuer of all shares of Common Stock over which it exercised beneficial ownership, the Reporting Person no longer holds any of the Issuer’s securities.

(c)	The Reporting Person completed a sale to the Issuer of all shares of the Issuer’s Common Stock over which it exercised beneficial ownership at a price of $22.00 per share on February 29, 2008. There have been no other changes in the Reporting Person’s interests in the Issuer’s securities in the past sixty (60) days.

(e)	On February 29, 2008, the date on which the Reporting Person sold all shares of the Issuer’s Common Stock over which it exercised beneficial ownership to the Issuer, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The discussion under the heading “Introduction” above and the full text of the Stock Purchase Agreement, filed as Exhibit A to this Amendment No. 14 to Schedule 13D, are incorporated herein by reference.
Item 7. Material to be Filed as Exhibits:

Exhibit A Stock Purchase Agreement dated as of February 29, 2008 by and between the Reporting Person and the Issuer

     Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 10, 2008
FURSA ALTERNATIVE STRATEGIES LLC,
a Delaware Limited Liability Company

By: /s/ William F. Harley III
Name: William F. Harley III
Title: Chief Investment Officer